Exhibit (a)(42)

Genco Shipping & Trading Limited

With the June 18, 2026 Annual Meeting fast approaching, we urge Genco shareholders to take action to protect their investment and realize the significant upside potential of Genco by voting FOR the reelection of Genco’s six highly qualified Board members on the WHITE proxy card.

Our Board has a proven track record of delivering meaningful returns to shareholders and brings decades of industry experience critical to driving Genco’s success. By voting for the reelection of Genco’s nominees, shareholders will preserve their ability to receive dividends under our Comprehensive Value Strategy and share in the upside of the strong drybulk market, supported by our premium earning assets, strong financial position, industry-leading drybulk platform, and substantial earnings and dividend capacity.

Meanwhile, Diana Shipping, a direct competitor, is putting your investment at risk, as it tries to take control of Genco without paying full and fair value. Protect your investment today — vote the WHITE proxy card FOR Genco’s directors and according to the Board’s other recommendations.

The letter Genco mailed to its shareholders, as well as voting instructions and legal information can be found here: https://lnkd.in/ehaXvr6S

#VoteForGenco #CorporateGovernance #ShareholderValue #Maritime #Shipping

Genco Letter • 4 pages

Dear Fellow Shareholders,

Genco's June 18, 2026 Annual Meeting is fast approaching.

Genco is poised to deliver compelling and growing dividends and superior value to shareholders in a strengthening drybulk market through the execution of our Comprehensive Value Strategy.

Diana Shipping Inc. ("Diana") is putting your investment at risk. Diana is trying to take control of Genco without paying full and fair value, through an inadequate tender offer — below our liquidation value — and by nominating a slate of handpicked director nominees with close ties to Diana to replace the entire Genco Board.

Take action today to protect your investment and realize the significant upside potential of Genco.

BY VOTING FOR THE REELECTION OF GENCO'S NOMINEES, GENCO SHAREHOLDERS CAN:

- Ensure the architects of our successful Comprehensive Value Strategy continue stewarding the Company and delivering meaningful value and returns for shareholders.
- Benefit from Genco's strong corporate governance and highly qualified Board that has a proven track record and deep expertise in shipping and other areas critical to overseeing the Company's strategy and creating shareholder value.
- Preserve their ability to receive dividends under our Comprehensive Value Strategy, which has delivered $7.16 per share in dividends across 27 consecutive quarters, the longest uninterrupted period in the industry.
- Share in the potential upside of the strong drybulk market with Genco's premium earning assets, strong financial position, industry-leading drybulk platform, and substantial earnings and dividend capacity.

VOTE THE WHITE PROXY CARD

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